                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Corrections Corporation of America
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220256101
                            -------------------------
                                 (CUSIP Number)

Bernard Carton                       Copy to:  Howard K. Fuguet, Esq.
Sodexho S.A.                                   Ropes & Gray
3 avenue Newton                                One International Place
78180 Montigny-le-Bretonneux                   Boston, MA  02110
France                                          (617) 951-7292

  (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications)

                               November 3, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 Pages

                                  SCHEDULE 13D

       CUSIP No. 220256101                                      Page 2 of 11 Pages
- ------------------------------------------------------------------------------------------
       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Sodexho S.A.
           04-220-4498
- ------------------------------------------------------------------------------------------
                                                                (a) /     /
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b) /  X /
- ------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
- ------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS*
           WC
- ------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  /    /
- ------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           France
- ------------------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    3,399,596
 NUMBER OF   -----------------------------------------------------------------------------
  SHARES        8.  SHARED VOTING POWER
BENEFICIALLY        -----
 OWNED BY    -----------------------------------------------------------------------------
  EACH          9.  SOLE DISPOSITIVE POWER
REPORTING           3,399,596
 PERSON      -----------------------------------------------------------------------------
  WITH          10. SHARED DISPOSITIVE POWER
                    -----
- ------------------------------------------------------------------------------------------
       11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                    3,399,596
- ------------------------------------------------------------------------------------------
       12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          /    /
- ------------------------------------------------------------------------------------------
       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.5 %
- ------------------------------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON*
                CO
- ------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      Corrections Corporation of America
                      ----------------------------------

                                 SCHEDULE 13D
                                 ------------

                               Amendment No. 2

      Reference is made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 1994 and amended by Amendment No. 1 filed on October 19, 1994 (the "Schedule 13D"). The Schedule 13D is hereby amended on behalf of the undersigned to read in its entirety as follows:

 Item 1.  Security and Issuer.
          --------------------

      This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Corrections Corporation of America, a Delaware corporation (the "Issuer"), which has its principal executive offices at 102 Woodmont Blvd., Nashville, Tennessee 37205.

 Item 2.  Identity and Background.
          ------------------------

      This statement is filed by Sodexho S.A. ("Sodexho"), a French corporation. The principal executive offices of Sodexho are located at 3 avenue Newton, 78180 Montigny-le-Bretonneux, FRANCE.

      Sodexho, directly and through subsidiaries and affiliates, in 46 countries provides contract food and management services, remote site management services and leisure services, and also engages in the issuance of service vouchers.

      Information relating to the directors and executive officers of Sodexho is contained in Exhibit A attached hereto and incorporated herein by reference.

      During the last five years, neither Sodexho nor, to the best of Sodexho's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or other Consideration.
           --------------------------------------------------

      The amount of the funds used in purchasing the Securities (as defined below) reported as beneficially owned in Item 5 hereof was approximately $17,500,000.00. Sodexho obtained the funds for these transactions from its general corporate funds.

                              Page 3 of 11 Pages

 Item 4.   Purpose of Transaction.
           -----------------------

      Sodexho purchased the Securities for investment purposes and as part of the formation of a worldwide alliance between Sodexho and the Issuer to pursue opportunities in the privatized correctional facilities management services market worldwide, excluding the United States and certain other countries. To achieve this alliance and to strengthen Sodexho's commitment to the Issuer, the parties have entered into an International Joint Venture Agreement dated as of June 23, 1994 (the "JV Agreement"), and Sodexho has acquired certain securities of the Issuer.

      Under the JV Agreement, the parties agree to work together and cooperate in good faith to promote and undertake the prison management business worldwide (excluding the United States and certain other countries), through the formation of entities created on a project basis country by country. The JV Agreement defines each party's rights, duties and obligations with respect to the formation of these entities. As consideration for Sodexho's purchase of the securities described above and its provision of services under the JV Agreement, Sodexho and the Issuer entered into an International Fee Agreement which entitles Sodexho to $3,960,000 payable in equal quarterly installments over four years of $247,500 beginning March 31, 1995.

      Pursuant to a Securities Purchase Agreement dated June 23, 1994 among Sodexho and the Issuer, Sodexho acquired 700,000 shares of the Issuer's Common Stock (the "Shares") and purchased an 8.5% convertible subordinated note in the aggregate principal amount of $7,000,000, which is convertible into 488,485 shares of Common Stock at $14.33 per share at any time beginning June 23, 1994 and ending November 7, 1999 (the "8.5% Note"), and the Issuer granted Sodexho warrants to purchase 1,100,000 shares of Common Stock at $15.80 per share, which is exercisable at any time beginning June 23, 1994 and ending December 31, 1998 (the "Warrant"). The Issuer also granted to Sodexho the right to purchase (x) an additional 300,000 shares of Common Stock prior to October 15, 1994 at $15.00 per share (the "Additional Shares") and (y) 8.75% convertible subordinated notes in the aggregate principal amount of $20,000,000 which are exercisable at any time from January 1, 1995 to December 31, 1997 (the "8.75% Notes") (collectively, the Shares, the 8.5% Note, the Additional Shares, the 8.75% Notes and the Warrant, the "Securities"). Subject to earlier termination as provided in the Securities Purchase Agreement, until five years from June 23, 1994 (the "Standstill Period"), Sodexho agreed that it will not, and will not permit any of its affiliates to, (i) acquire voting stock of the Issuer that would cause Sodexho or its affiliates to own or have the right to acquire (within the meaning of Section 13(d) of the Exchange Act) more than 25% of the Common Stock on a Fully-Diluted Basis (as defined thereon) or more than 30% of the Common Stock on a Fully-Diluted Basis including securities acquired



                              Page 4 of 11 Pages
 pursuant to the Stockholders Agreement; (ii) solicit proxies with respect to Voting Securities or Contingent Voting Securities under any circumstances (as those terms are defined therein), or become a "participant" in any "election contest" relating to the election of directors (as those terms are defined in Rule 14a-11 of Regulation 14a of the Exchange Act); (iii) make an offer for the acquisition of substantially all of the assets or capital stock of the Issuer or induce or assist any other person to make such an offer; or (iv) form a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to Voting Securities or Contingent Voting Securities (as those terms are defined therein) with certain exceptions.

      On October 15, 1994, the right to purchase the Additional
 Shares expired unexercised.

      Sodexho presently intends to purchase additional shares of Common Stock solely for purposes of investment and to maintain its ownership of at least 20% of the outstanding Common Stock, although the extent and timing of these purchases will be subject to the price and availability of such shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other opportunities available to Sodexho, general stock market and economic conditions and other factors Sodexho deems relevant. In addition, Sodexho may decide to sell shares of the Common Stock depending upon its continuing review of its investment in shares of the Common Stock and other factors, including those mentioned above.

      Under a Stockholders Agreement dated as of June 23, 1994 among the Issuer, Sodexho, and certain stockholders of the Issuer, Sodexho has agreed, at its option, to (1) vote its shares of Common Stock in proportion to the votes of the public shareholders of the Issuer (excluding other directors, management and Affiliates (as defined therein) of the Issuer, or (2) vote in accordance with the recommendation of a majority of the Continuing Directors (as defined therein) with respect to (i) an election of directors and
 (ii) any merger or acquisition or recapitalization or other "business combination" transaction opposed by a majority of the Continuing Directors. Sodexho may vote in its discretion on all other matters. Sodexho also agrees that neither it nor any of its affiliates shall deposit any Voting Securities (as defined therein) in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting
 Securities.   The agreements with respect to voting between the
 Issuer and Sodexho extend until the end of the Standstill Period (as defined in the Securities Purchase Agreement and as described above). So long as it holds more than 5% of the Common Stock or the combined voting power of the Issuer's capital stock, Sodexho is entitled to designate one nominee for election to the Issuer's Board of Directors at each annual meeting, who shall be recommended for election by the Issuer. The Stockholders Agreement requires



                              Page 5 of 11 Pages
 the Issuer to use its best efforts to have Sodexho's nominee elected. The Stockholders Agreement provides Sodexho and the Issuer a right of first refusal on the disposition of certain securities of the Issuer by certain stockholders of the Issuer and Sodexho, respectively. The Issuer also grants to Sodexho participation rights in future issuances of certain securities by the Issuer to protect Sodexho from dilution of its position and to enable Sodexho to maintain its 20% ownership percentage, which participation rights increase to 50% in the event of certain below market issuances of securities by the Issuer. Sodexho's rights and obligations under the Stockholders Agreement terminate at such time when Sodexho holds less than 400,000 shares of Common Stock.

 Item 5.   Interest in Securities of the Issuer.
           -------------------------------------

      (a), (b). Sodexho is the beneficial owner of 3,399,596 shares of Common Stock (approximately 24.5% of the shares of Common Stock of the Issuer.)

      (c). Sodexho is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares.

      To the best of Sodexho's knowledge and belief, none of the officers or directors of Sodexho beneficially owns any shares of Common Stock.

      Except for the transactions described in this Item 5(c), Sodexho has not engaged in any transactions in the Common Stock of the Issuer during the 60-day period ended November 3, 1994. To the best of Sodexho's knowledge and belief, none of the directors or executive officers of Sodexho has engaged in any transactions in the Common Stock during the 60-day period ended November 2, 1994.

      (d). No person other than Sodexho has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Sodexho.

      (e).  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
           --------------------------------------------------------

      Pursuant the JV Agreement, Sodexho and the Issuer formed a worldwide alliance for the design, construction, financing and "full management" of correctional facilities. Under the JV Agreement, the parties agree to work together and cooperate in good faith to promote and undertake the prison management business worldwide (excluding the United States and certain other countries), through the formation of entities created on a project basis country by country. The JV Agreement serves to define each


                              Page 6 of 11 Pages
 party's rights, duties and obligations with respect to the future formation of these entities. The purposes of the JV Agreement are to be carried out by a strategic JV Committee, composed of three Sodexho-appointed members and three Issuer - appointed members.
 In general, the Issuer will be managing joint venturer of projects in the English-speaking countries, and Sodexho will be managing joint venturer of projects in the non-English speaking countries.

      As consideration of Sodexho's purchase of the Securities described in Item 4 and its provision of services under the JV Agreement, Sodexho and the Issuer have entered into an International Fee Agreement under which Sodexho is entitled to $3,960,000 in equal quarterly installments for four years of $247,500 beginning March 31, 1995.

      Under the Securities Purchase Agreement, Sodexho purchased the Shares, the 8.5% Note and the Warrant and the Issuer granted to Sodexho the right to purchase the Additional Shares (which expired unexercised on October 15, 1994) and the 8.75% Notes. The 8.5% Note is convertible into 488,485 shares of Common Stock at any time on or before November 7, 1999 at $14.33 per share. The 8.75% Notes, when and if purchased by Sodexho, mature five years from the date of purchase and are convertible into shares of Common Stock at any time on or before maturity at a conversion price of the greater of (x) 20% over the closing price of the Issuer's Common Stock on the day preceding the date Sodexho delivers a notice of purchase of the 8.75% Notes and (y) $18.00 per share.

      Subject to earlier termination as provided in the Securities Purchase Agreement, until five years from June 23, 1994, Sodexho agreed that it will not, and will not permit any of its affiliates to, (i) acquire voting stock of the Issuer that would cause Sodexho or its affiliates to own or have the right to acquire (within the meaning of Section 13(d) of the Exchange Act) more than 25% of the Common Stock on a Fully-Diluted Basis (as defined therein) or more than 30% of the Common Stock on a Fully-Diluted Basis including securities acquired pursuant to the Stockholders Agreement; (ii) solicit proxies with respect to Voting Securities or Contingent Voting Securities under any circumstances (as those terms are defined therein), or become a "participant" in any "election contest" relating to the election of directors (as those terms are defined in Rule 14a-11 of Regulation 14a of the Exchange Act);
 (iii) make an offer for the acquisition of substantially all of the assets or capital stock of the Issuer or induce or assist any other person to make such an offer; or (iv) form a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to Voting Securities or Contingent Voting Securities (as those terms are defined therein) with certain exceptions.

      The Issuer also granted the Warrant with an exercise price of $15.80 per share which expires December 31, 1998.



                              Page 7 of 11 Pages

      Under the Stockholders Agreement, Sodexho has agreed, at its option, to (1) vote its shares of Common Stock in proportion to the votes of the public shareholders of the Issuer (excluding other directors, management and Affiliates of the Issuer), or (2) vote in accordance with the recommendation of a majority of the Continuing Directors (as defined therein) with respect to (i) an election of directors and (ii) any merger or acquisition or recapitalization or other "business combination" transaction opposed by a majority of the Continuing Directors. Sodexho may vote in its discretion on all other matters. Sodexho also agrees that neither it nor any of its affiliates shall deposit any Voting Securities (as defined therein) in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities. The agreements with respect to voting between the Issuer and Sodexho extend until the end of the Standstill Period (as defined in the Securities Purchase Agreement and as described above). So long as it holds more than 5% of the Common Stock or the combined voting power of the Issuer's capital stock, Sodexho is entitled to designate one nominee for election to the Issuer's Board of Directors at each annual meeting, who shall be recommended for election by the Issuer. The Stockholders Agreement requires the Issuer to use its best efforts to have Sodexho's nominee elected. The Stockholders Agreement gives Sodexho and the Issuer a right of first refusal on the disposition of certain securities of the Issuer by certain stockholders of the Issuer and Sodexho, respectively. The Issuer also grants to Sodexho participation rights in future issuances of certain securities by the Issuer to protect Sodexho from dilution of its position and to enable it to maintain its 20% ownership percentage, which participation rights increase to 50% for certain below market issuances of securities by the Issuer. Sodexho's rights and obligations under the Stockholders Agreement terminate at such time when Sodexho holds less than 400,000 shares of Common Stock.

      The parties also have entered into a Registration Rights
 Agreement dated as of June 23, 1994, in which the Issuer granted to Sodexho certain demand and piggy-back registration rights.

      The foregoing description of the Securities Purchase
 Agreement, the Stockholders Agreement, the JV Agreement, the
 International Fee Agreement, the Registration Rights Agreement, and the Securities is a summary only and is qualified in its entirety by reference to the exhibits filed with this Schedule 13D.



                              Page 8 of 11 Pages

 Item 7.   Material to be Filed as Exhibits.
           ---------------------------------
 Exhibit A --   Information concerning Reporting Persons' officers,
                directors and other.

 Exhibit B --   Securities Purchase Agreement dated as of June 23,
                1994.

 Exhibit C --   Registration Rights Agreement dated as of June 23,
                1994.

 Exhibit D --   Stockholders Agreement dated as of June 23, 1994.

 Exhibit E --   International Joint Venture Agreement dated as of
                June 23, 1994.

 Exhibit F --   International Fee Agreement dated as of June 23,
                1994.

 Exhibit G --   Form of Stock Purchase Warrant.

 Exhibit H --   Form of 8.5% Note.

 Exhibit I --   Form of 8.75% Notes.



                              Page 9 of 11 Pages

                                   Signature
                                   ---------


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                          Dated:  November 3, 1994


                               SODEXHO S.A.


                               By: /s/Joseph T. Turo, Jr.
                                   -----------------------------------
                                        Name:  Joseph T. Turo, Jr.
                                  Title:  Attorney-in-fact for
                                          Jean-Pierre Cuny, Vice
                                          President




                             Page 10 of 11 Pages

                                 EXHIBIT INDEX
                                 -------------

                                                   Page Number in
 Exhibit                                           sequentially
 Number         Description                        numbered copy
 -------        -----------                        --------------
 A         Information concerning Reporting            13
           Persons' officers, directors and
           other.

 B         Securities Purchase Agreement dated         16
           as of June 23, 1994.

 C         Registration Rights Agreement dated         57
           as of June 23, 1994.

 D         Stockholders Agreement dated as of          77
           June 23, 1994.

 E         International Joint Venture                 91
           Agreement dated as of June 23, 1994.

 F         International Fee Agreement dated as        125
           of June 23, 1994.

 G         Form of Stock Purchase Warrant.             131

 H         Form of 8.5% Note.                          144

 I         Form of 8.75% Notes.                        169



                              Page 11 of 11 Pages